Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Tuesday, July 24, 2012 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Ms. Galia Druker as an external director;

3.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2012; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve the Technology Purchase Agreement between the Company and Quartz Ltd., an Israeli company affiliated with the Chairman of the Board of Directors of the Company;

5.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2011; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on July 4, 2012 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

July 2, 2012

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2012 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Tuesday, July 24, 2012 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re- elect Ms. Galia Druker as an external director;

3.
To approve re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2012; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve the Technology Purchase Agreement between the Company and Quartz Ltd., an Israeli company affiliated with the Chairman of the Board of Directors of the Company;

5.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2011; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on July 4, 2012 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of June 20, 2012 there were outstanding 5,209,122 Ordinary Shares.

Two or more shareholders conferring in the aggregate 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about July 6, 2012, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: Corporate Secretary) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than July 14, 2012.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of June 20, 2012, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	4,068,252	78.1%
Boris Granovsky 4	4,063,302	78.0%
All directors and officers as a group 5	4,111,260	78.92%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 5,209,122 ordinary shares outstanding as of June 20, 2012.

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated ("STINS COMAN"). Based on a Schedule 13D/A report filed with the SEC on January 13, 2012, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i) 4,063,302 ordinary shares held directly by STINS COMAN, and (ii) 4,950 ordinary shares held by Quartz (Israel) Commerce and Investments Ltd. (“Quartz”), an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Quartz. The figure excludes possible future conversion by STINS COMAN of its outstanding loan into of RiT’s ordinary shares.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares. The figure excludes possible future conversion by STINS COMAN of its outstanding loan into of RiT’s ordinary shares.

(5)
Includes Sergey Anisimov’s beneficial ownership as specified above and outstanding options exercisable, within 60 days as of June 20, 2012, into 43,008 ordinary shares at exercise prices that range between $4 to $22.56 per ordinary share and with expiration dates that range between July 2013 and October 2017.

ITEM 1 –ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members.  Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to re-elect three (3) directors to the Company’s Board of Directors. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation”.

The following information is supplied with respect to each person recommended to be elected by  the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since
Sergey Anisimov	Chairman of the Board of Directors	58	2008
Boris Granovsky	Director	44	2008
Roman Govorov	Director	34	2008

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from Business School of the Open University of United Kingdom.

Mr. Roman Govorov has served as a director since August 2008. He has served as a Managing Director of IBRG Capital, a private equity fund, since September 2007.  From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund.  From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank.  From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004.  Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Sergey Anisimov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

"RESOLVED, that Boris Granovsky be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;" and

"RESOLVED, that Roman Govorov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 15 persons in 2011) for the year ended December 31, 2011, was approximately $ 1.4 million compared with $1.5 million in 2010 (the group consisted of 13 persons in 2010). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.2 million which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

The Company’s external directors and independent director (namely, Roman Govorov) receive, starting March 6, 2008, annual compensation of NIS 71,300 (currently equates to approximately $18,280) and NIS 3,470 (currently equates to approximately $890) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accommodation) incurred in performance of their services as directors. Two of the nominees (namely, Mr. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid.

No options were granted to any of our directors during 2011 and as of the date of this proxy statement.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any “affiliation” (as such term is defined in the Companies Law) with, in our case, the company (i.e., RiT), any entity controlling the company (i.e., STINS COMAN) or any entity controlled by the company or by its controlling entity. Until the lapse of two years from termination of office, a company or its controlling shareholder may generally not give any direct or indirect benefit to the former external director or his relatives.

External directors are required to be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except that the audit committee is required to include all the external directors.

Currently, our two external directors are Mr. Israel Frieder and Ms. Galia Druker. [Mr. Israel Frieder became an external director in January 2002 and was reelected four times since then, such that his current term will expire on January 1, 2014.] Ms. Galia Druker was first elected at the 2009 Annual General meeting for a term of three years, so her current term will expire on September 13, 2012. Consequently, at the Meeting shareholders will be asked to re-elect Ms. Druker as external director for a second term of three years, commencing September 14, 2012.

A brief biography of Galia Druker is set forth below. For details about compensation paid to this nominee, see above under the caption “Executive Compensation” Such information is based upon the records of the Company and information furnished to it by the nominee:

Name	Principal Occupation	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned
Galia Druker (1)	Retired from Bank Hapoalim, Israel	64	2009	None

(1) Member of the Audit Committee of the Board of Directors

Ms. Galia Druker has served as an external director since September 2009. From 2005 to 2009, she served as deputy manager of Bank Hapoalim in Geneva, Switzerland, and from 2003 to 2005 as the head of the East European desk of Bank Hapoalim in Zurich, Switzerland. From 2002 to 2003, Ms. Druker served as the head of foreign trade at Bank Otsar Hachayal’s head office. Between 1972 and 2002, Ms. Druker was employed by Bank Hapoalim in a variety of managerial positions. Ms. Druker holds an MA degree in English Philology from the Vilnius State University and a banking diploma obtained through Bank Hapoalim’s internal school.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

“RESOLVED, that  Galia Druker be, and hereby is, appointed as an external director to the Board of Directors for a three years period commencing on September 14, 2012.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed 2% of the Company’s voting power. As of the date hereof, STINS COMAN is considered the controlling shareholder of the Company.

The Board of Directors recommends that the shareholders vote FOR approval of the re-election of the above-mentioned nominee.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

Background

Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that KPMG Somech Chaikin be re-appointed as the Company’s independent auditors for the 2012 fiscal year.

KPMG Somech Chaikin has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG Somech Chaikin is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

With respect to the year 2011, we paid/will pay KPMG Somech Chaikin $120,000 for auditing services and for tax related services.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of KPMG Somech Chaikin as independent auditors of the Company for the 2012 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – APPROVAL OF TECHNOLOGY PURCHASE AGREEMENT
(Item 4 on the Proxy Card)

Background

On July 1, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Quartz (Israel) Commerce & Investments Ltd. (“Quartz”), a private company incorporated in the state of Israel held by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN the controlling shareholder of the Company.

The MOU relates to an evaluation of the feasibility of certain optical wireless communication technology owned by Quartz (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT R&D professionals to work on a part-time basis (under agreed-upon limitations) with Quartz on the Project, while Quartz would recruit and hire specific experts. Quartz further undertook to compensate RiT's designated employees for their part-time employment for Quartz during the term of the Project.

On May 12, 2011, we entered into an Addendum to the MOU with Quartz, in which the term for carrying out the Project (originally six months), was extended until the actual completion of the Project. In addition, said Addendum provided for a reimbursement provision, obligating Quartz to reimburse RiT for contractors hired by RiT for the Project.

Under the MOU, RiT was granted an option to purchase the Technology (the “Option”), at RiT’s sole discretion and following the results of the Feasibility Check, at a purchase price equal to the sum of (a) Quartz’s actual and direct costs incurred for the Project during the Term (herein “Quartz Costs”), plus (b) 25% of Quartz Costs (collectively, the “Purchase Price”). The Purchase Price was supplemented with an additional revenue-sharing right for Quartz, equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology (the “Revenue Sharing”). The option exercise was subjected in the MOU to a definitive agreement to be negotiated and further approved by RiT's Audit Committee, Board of Directors, and, if required, shareholders.

Following the results of the Feasibility Check, the Company desires to exercise the Option by purchasing the Technology in accordance with the terms of the definitive Technology Purchase Agreement, by and between Rit and Quartz, dated June 26, 2012 (the “Purchase Agreement”), a copy of which is attached hereto as ANNEX A, which was executed following approvals of our Audit Committee and Board of Directors.

Summary of the Purchase Agreement

The following is a summary of the Purchase Agreement and is qualified by reference to the full text thereof, which is attached hereto as ANNEX A.

The Purchase Agreement provides for the sale and transfer of the Technology and all rights thereto from Quartz to RiT.

Pursuant to the Purchase Agreement, and consistent with the MOU, the consideration payable to Quartz (the “Purchase Consideration”) consists of:

•
the Purchase Price, which consistent with the formula set originally in the MOU, as described above, equals US$ 583,270. However, instead of cash payment, the Purchase Price shall be recorded as a loan amount provided by Quartz to RiT (the “Loan Amount”).  The Loan Amount shall bear an interest of 2.47% per annum (starting from the Closing date expected to be on July 26, 2012), and shall be paid back by RiT to Quartz not later than eighteen (18) months following the Closing date (unless Quartz elects to convert the Loan Amount into RiT’s shares, as provided hereinafter). Quartz shall have the right to convert the Loan Amount or any part thereof (together with interest accrued thereon), into RiT’s Shares (the “Conversion Right”) with conversion price per share equals to the NASDAQ close price of RiT’s shares on the day RiT receives a written notice from Quartz notifying its election of conversion (the “Conversion Price”); and

•
the Revenue Sharing right, i.e., the right of Quartz to receive 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology.

Additional key terms of the Purchase Agreement include the following:

•	Quartz made representations and warranties with respect to, among others, its ownership of the Technology, free and clear of any liens, encumbrances or claims by third parties.

•	Quartz undertook not to develop, market or otherwise produce a product or technology that competes with the Technology, for a period of three years following the closing;

•
Quartz undertook to indemnify RiT in respect of losses arising from or related to (i) the ownership, possession, operation or use of the Technology, by Quartz at or prior to the Closing; (ii) any breach of or inaccuracy in any representation or warranty made by Quartz in the Purchase Agreement and/or (iii) any breach or violation by Quartz of any of its covenants and agreements contained in the Purchase Agreement; and

•
The closing of the Purchase Agreement is subject to satisfaction of customary conditions, including the approval of the transaction by RiT’s shareholders, which is being sought in the Meeting. The closing is scheduled for two business days following the approval of the Purchase Agreement by our shareholders.

Reasons for the transaction

In approving the transactions contemplated by the Purchase Agreement, our Audit Committee and Board of Directors considered various factors, including the following:

•	The encouraging results of the Feasibility Check for the Technology, which in turn raise prospects of increasing our sales and revenues by selling products utilizing the Technology;

•	The Purchase Consideration is fair also given the potential prospects of the Technology, if and to the extent it becomes successful; and

•
The risks associated with the Technology, including the lack of any assurance regarding the Technology’s commercialization and penetration into the markets and the lack by RiT of previous experience in this line of products.

The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Purchase Agreement, including all transactions contemplated thereunder, is hereby approved; and that the Company is authorized to enter into such modifications or amendments to the Purchase Agreement, provided that any such modification or amendment (i) does not materially increase the obligations of the Company and (ii) is approved by the Audit Committee and Board of Directors of the Company; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with this resolution”.

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least a majority of the shares voted by shareholders who do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter by shareholders who do not have a "personal interest" in the matter does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not such shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Each of Quartz and STINS COMAN Incorporated, our controlling shareholder, is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972. 77.270.7210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 - CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2011 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2011 (filed with the SEC on May 11, 2012), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: July 2, 2012

ANNEX A

TECHNOLOGY PURCHASE AGREEMENT

TECHNOLOGY PURCHASE AGREEMENT

THIS TECHNOLOGY PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 26 day of June, 2012, by and between RIT Technologies Ltd., an Israeli company (“RiT” or the “Company”), of 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and Quartz (Israel) Commerce & Investments Ltd., an Israeli company (“Quartz”), of 11 Nachal Shikma Street, Modiin 71701, Israel (each a "Party" and together the "Parties").

WHEREAS
Quartz is the legal owner of the know-how and research-and- development in process of specific "Optical Wireless Communication Technology”, including without limitation, any and all intellectual property rights therein (collectively the “Technology”); and

WHEREAS
the Parties have entered into the MOU for jointly carrying out a Feasibility Check (as defined in the MOU) for the Technology and under the MOU RiT was granted with an option to purchase the Technology; and

WHEREAS	RiT desires to exercise its option to purchase the Technology under the terms set forth herein;

NOW THEREFORE, the Parties hereby agree as follows:

1.	INTERPRETATION & DEFINITIONS

In this Agreement, the following expressions shall bear the meanings set forth alongside them, insofar as such meaning does not contradict the contents or context thereof:

1.1	“Closing” means the closing of the transaction contemplated by this Agreement as provided in Section 7 hereof.

1.2	“MOU” means the executed Memorandum of Understanding dated July 1, 2010 and an Addendum thereto dated May 12, 2011, between RiT and Quartz.

1.3	“Purchase Consideration” means the Purchase Price and the Revenue Sharing right, as provided in Sections 3 and 4 hereof.

1.4	“SEC” means the U.S. Securities and Exchange Commission.

1.5	“Shares” means RiT’s ordinary shares issued to Quartz hereunder upon conversion, as provided in Section 5 hereof.

1.6	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.7	“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.	SALE AND PURCHASE OF THE TECHNOLOGY

2.1
Quartz agrees to and at the Closing shall sell, assign and transfer all of its rights, title and interests in and to the Technology in return for the Purchase Consideration, and RiT agrees to and at the Closing shall purchase the Technology and all rights, title and interests in and to the Technology for the Purchase Consideration.

2.2	Without limiting the generality of Section 2.1, the Technology sold by Quartz and purchased by RiT hereunder includes also the following:

2.2.1
Quartz proprietary rights in any worldwide patents and patent applications pertaining to the Technology, including, without limitation, the issued patents and patent applications listed on APPENDIX A hereto;

2.2.1
All trade secrets, know-how, confidential or proprietary information pertaining to the Technology, including, without limitation, the confidential and proprietary information identified in APPENDIX B hereto.

2.2.2	All trademarks related to the Technology listed on APPENDIX C hereto; and

2.2.3	The Technology related equipment, Listed on APPENDIX D hereto.

3.	PURCHASE CONSIDERATION

3.1
In accordance with the MOU, the Technology purchase price is determined based on the following formula: the sum of (a) Quartz actual and direct costs incurred for the Feasibility Check Project (as defined therein) during the MOU’s Term (herein “Quartz Costs”), plus (b) 25% of Quartz Costs (collectively, the “Purchase Price”).

3.2	The Parties have mutually agreed that the Purchase Price is equal to US$ 583,270.

3.3
In addition, Quartz is entitled (in accordance with the MOU provisions) to an additional Revenue Sharing right as provided herein below. The Purchase Price together with the Revenue Sharing shall be referred to herein as the “Purchase Consideration”.

4.	The Purchase Consideration for the sale and transfer of the Technology shall be satisfied as follows:

4.1	At the Closing, the Purchase Price shall be recorded as a loan amount provided by Quartz to RiT under the terms provided in Section 5 below.

4.2
In addition, Quartz shall be entitled to an additional revenue sharing right, equal to 3% (three percent) out of the proceeds actually received by RiT in return for any sale of the Technology and/or for any sale of different products using the Technology (the “Revenue Sharing”), in accordance with the terms provided herein below.

5.	CONVERTIBLE LOAN PROVISIONS

5.1	At the Closing, the Purchase Price shall be recorded as a loan amount (the “Loan Amount”) provided by Quartz to RiT.

5.2
The Loan Amount shall bear an interest of 2.47% per annum (starting from the Closing date expected to be on July 26, 2012), and shall be paid back by RiT to Quartz not later than eighteen (18) months following the Closing date (unless Quartz elects to convert the Loan Amount into RiT’s shares, as provided hereinunder).

5.3
Quartz shall have the right to convert the Loan Amount or any part thereof (together with interest accrued thereon), into RiT’s Shares (the “Conversion Right”) with conversion price per share equal to the NASDAQ close price of RiT’s shares on the day RiT receives a written notice from Quartz notifying its election of conversion (the “Conversion Price” and “Prior Written Notice”, respectively).

5.4
Following the Prior Written Notice the Parties will agree on and sign a definitive agreement (hereinafter: the “Definitive Agreement”) as promptly as possible, such definitive agreement to reflect the relevant terms provided in this Agreement (including the Conversion Price and the relevant exemption/s applicable to such issuance of Shares) and such other customary terms and conditions substantially similar to past Securities Purchase Agreements executed by RiT.

5.5
Registration rights. Only following the conversion of the full Loan Amount (and any interest accrued thereon), Quartz may demand in writing that the issued Shares (upon such conversion) shall be registered by RiT and, subject to such conditions, Quartz shall be entitled to the registration rights provided in APPENDIX E attached hereto.

6.	REVENUE SHARING PAYMENTS

The Revenue Sharing (which constitutes part of the Purchase Consideration) shall be satisfied according to the following provisions:

6.1
Any sale by RiT of the Technology and/or any sale by RiT of different products using the Technology (the “Triggering Event”), shall entitle Quartz to receive cash payment from RiT equal to 3% (three percent) out of the gross proceeds actually received by RiT in return for such sale (the “Revenue Sharing Payment”).

6.2	The Revenue Sharing Payment shall be due and payable to Quartz sixty (60) days following actual receipt by RiT of respective consideration for any Triggering Event.

6.3
At the time of payment, RiT shall send Quartz a statement showing the computation of the Revenue Sharing Payment, based on the invoices actually paid for in each Triggering Event. Payments of Revenue Sharing Payment shall be subject to withholding tax, if and to the extent applicable.

7.	CLOSING AND DELIVERIES

7.1
Subject to satisfaction of the conditions precedent to the obligations of the Parties hereto and the execution and delivery of all other documents required by this Agreement, the sale and purchase of the Technology shall take place two business days following the approval of this Agreement by RiT’s shareholders (as provided in Section 19 hereinbelow; the "Closing").

7.2	At the Closing Quartz shall deliver to RiT:

7.2.1	Written technical documentation of the Technology, and

7.2.2	Such assignments and other instruments of transfer as shall reasonably be requested beforehand by RiT.

7.3	At the Closing RiT shall deliver to Quartz a written approval certifying the Loan Amount debt, to the satisfaction of Quartz.

8.	CONDITIONS PRECEDENT TO RIT’S OBLIGATIONS AT CLOSING

The obligations of RiT to consummate the transaction contemplated by this Agreement are subject to the satisfaction, or waiver in writing by RiT, at or before the Closing of each of the following conditions.

8.1
Representations and Warranties. The representations and warranties of Quartz contained in this Agreement, shall be true and correct on the date hereof and on and as of the Closing day as though made on such date, except as amended by Quartz at the Closing and which amendment shall be specifically approved by RiT.

8.2
Performance. Quartz shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed, satisfied or complied with by it on or before the Closing.

8.3
Proceedings, Documents and Certificates. All corporate and other proceedings in connection with the transaction contemplated at the Closing shall be reasonably satisfactory to RiT in form and substance.

9.	CONDITIONS PRECEDENT TO QUARTZ’ OBLIGATIONS AT CLOSING

The obligations of Quartz to consummate the transaction contemplated by this Agreement are subject to the satisfaction, or waiver in writing by Quartz, at or before the Closing of each of the following conditions.

9.1
Representations and Warranties. The representations and warranties of RiT contained in this Agreement, shall be true and correct on the date hereof and on and as of the Closing day as though made on such date, except as amended by RiT at the Closing and which amendment shall be specifically approved by Quartz.

9.2
Performance. RiT shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed, satisfied or complied with by it on or before the Closing.

9.3
Proceedings, Documents and Certificates. All corporate and other proceedings in connection with the transactions contemplated at the Closing (including the required approval of RiT’s shareholders), shall be reasonably satisfactory to Quartz in form and substance.

10.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF QUARTZ

Quartz represents, warrants and covenants to RiT that as of the date hereof and as of the Closing:

10.1
Technology. Quartz owns all right, title and interest in and to the Technology, free and clear of any liens, encumbrances or claims by third parties. Quartz has and will deliver to RiT, at the Closing, good and marketable title to the Technology. No license or intellectual property of third parties is embedded in the Technology. Quartz has not infringed, and is not now infringing, on any patent, trade secret or copyright belonging to any other person or entity.

10.2	The Technology was developed by employees, part-time employees and contractors of Quartz, and their work pertaining to the Technology has been validly assigned to Quartz.

10.3
Quartz has taken all reasonable security measures to protect the secrecy, confidentiality and value of the Technology and any of its employees and any other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed these secrets, or who have knowledge of or access to information relating to them, have entered into agreements that these secrets are proprietary to Quartz and not to be divulged or misused.

10.4
No consents. No consents (other than necessary filings in patent offices wherein patents have been registered or applications therefor have been filed) of any other parties are necessary or appropriate under any agreements in order for the transfer and assignment of the Technology and any right related thereto in accordance with this Agreement.

10.5
Use of technology after closing. Quartz acknowledges that after the Closing, RiT shall be the sole owner of the Technology and all rights thereto and, without limitation, RiT will be free to develop, abandon, transfer, sell, license or otherwise deal with the Technology without consent or claim by Quartz, other than the satisfaction of the Revenue Sharing right of Quartz as provided hereunder (but, for the sake of clarity, without the imposition of any undertaking by RiT to develop or otherwise commercialize the Technology or otherwise to generate proceeds).

10.6
Company Existence; Authorization. Quartz is duly organized and properly registered in the jurisdiction of its organization. All action on the part of Quartz, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, and the performance of all obligations hereunder has been or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of Quartz enforceable in accordance with its terms.

10.7
Exempt Offering.  Quartz understands and agrees that the Shares (to be issued upon conversion, if applicable) have not been registered under the Securities Act and may not be offered to sell or sold by Quartz except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Quartz warrants that neither it nor any of its affiliates nor any person acting on their behalf has offered to sell or sold, or will offer to sell or sell, any Shares except in an “offshore transaction” in accordance with Regulation S or otherwise pursuant to an exemption from the Securities Act or following a registration of the Shares. Quartz agrees not to engage in hedging transactions with regard to the Shares, unless in compliance with the Securities Act.

10.8
Quartz understands and agrees that a legend in substantially the following form will be placed on the certificate representing the Shares (or any other securities issued in respect of such Regulation S Shares upon any stock split, stock dividend, recapitalization, merger, or similar event):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  TRANSFER OF SUCH SECURITIES IS PROHIBITED EXCEPT (A) IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.  HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

10.9
Experience. (i) Quartz is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in this Agreement, including investments in securities issued by RiT and comparable entities, and Quartz has undertaken an independent analysis of the merits and the risks of an investment in the Shares, (ii)  Quartz has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Shares and to ask questions of, and receive answers from, RiT concerning such information, (iii) Quartz is acquiring the Shares in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares (this representation and warranty not limiting Quartz’s right to sell pursuant to any registration statement or in compliance with the Securities Act and the Rules and Regulations thereof) (iv) Quartz understands that nothing in this Agreement or any other materials presented to Quartz in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. Quartz has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares, (v) Quartz will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy or take a pledge of) any of the Shares, nor will Quartz engage in any short sale that results in a disposition of any of the Shares, except in compliance with the Securities Act and the Rules and Regulations and any applicable state securities or “blue sky” laws, including the laws of the State of Israel, if applicable, and (vi) Quartz is located outside of the United States (the “U.S”) and is not a U.S. Person (as that term is defined in Regulation S of the Securities Act) and is not acquiring the Shares for the account or benefit of a U.S. Person.

10.10
Risk of Loss. Quartz understands that its investment in the Shares involves a significant degree of risk, including a risk of total loss of its investment, and Quartz has full cognizance of and understands all of the risk factors related to Quartz’s purchase of the Shares. Quartz understands that the market price of the Shares has been volatile and that no representation is being made as to the future value of the Shares.

10.11
Covenant Not To Compete. Quartz agrees that after the Closing and for a period of three years thereafter, Quartz and its affiliates and associates, directly or indirectly, will not develop, market or otherwise produce a product or technology that competes with the Technology.

11.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF RIT

RiT represents, warrants and covenants to Quartz that:

11.1
Without derogating from the representations and warranties of Quartz in Section 10, RiT agrees that it has been fully provided with all the information which it has requested for deciding whether or not to purchase the Technology and all information which RiT believes is reasonably necessary to enable it to make such a decision.

11.2
Company Existence; Authorization. RiT is duly organized and properly registered in the jurisdiction of its organization. All action on the part of RiT, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, and the performance of all obligations hereunder has been or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of RiT enforceable in accordance with its terms.

11.3
RiT is not in default of any provisions of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, of any  provision of law applicable to it, that would prevent it from executing and delivering this Agreement.

11.4
Exempt Offering.  Assuming the accuracy of the representations and warranties of Quartz set forth above, the offer and sale of the Shares (upon conversion if applicable) as contemplated herein under are exempt from the registration requirements of the Securities Act.  RiT has not taken or is contemplating taking any action which could subject the offering or sale of such Shares to the registration requirements of the Securities Act. Neither RiT nor any person acting on its behalf, has engaged in any “directed selling efforts” (within the meaning ascribed to such term in Regulation S promulgated under the Securities Act (“Regulation S”) in the United States with respect to the sale of the Shares. The issuance and sale of the Shares by RiT is not part of a plan or scheme to evade the registration requirements of the Securities Act.

12.	INDEMNIFICATION

12.1
Quartz hereby agrees to indemnify and hold RiT and its affiliates and the officers, directors, employees, agents and representatives of RiT and its affiliates, and any person claiming by or through any of them, harmless from, against and in respect of the following:

12.1.1	Losses arising from or related to the ownership, possession, operation or use of the Technology, by Quartz at or prior to the Closing;

12.1.2
Losses arising from or related to any breach of or inaccuracy in any representation or warranty made by Quartz in this Agreement, whether or not such breach or inaccuracy was or should have been known by RiT.

12.1.3	Losses arising from or related to any breach or violation by Quartz of any of its covenants and agreements contained in this Agreement.

12.2	INDEMNIFICATION BY RiT

RiT hereby agrees to indemnify and hold Quartz and its Affiliates and  the officers, directors, employees, agents and representatives of  Quartz, and any person claiming by or through any of them, harmless  from, against and in respect of losses arising from or related to any breach of or inaccuracy in any representation or warranty made by or on behalf of RiT in this Agreement, whether or not such breach or  inaccuracy was or should have been known by Quartz or losses arising from or related to any breach or violation by RiT of any of its covenants and agreements contained in this Agreement.

12.3	LIMITATIONS ON INDEMNIFICATION

Each Party’s liability to the other for indemnification payments under this Section shall be limited to the aggregate Purchase Consideration.

13.	TERMINATION PRIOR TO CLOSING

This Agreement may be terminated at any time prior to the Closing as follows:

13.1	By the mutual consent of the Parties in writing.

13.2
Either Party may terminate this agreement, if the other Party breaches any warranty or fails to perform any material obligation hereunder, and such breach is not remedied within twenty one (21) days after written notice thereof to the Party in default or if the other Party shall become insolvent or make an assignment for the benefit of creditors, or if a receiver or similar officer shall be appointed to take charge of all or part of that Party's assets, and such status and/or assignment and/or appointment has not been canceled within sixty (60) days.

14.	NOTICE

Any notice required or desired to be given under this Agreement by one Party to the other shall be in writing and shall be deemed to have been duly given upon delivery: if manually delivered on the same business day; or, if mailed by registered or certified mail, postage prepaid, after five (5) days from the date of mailing; or if by facsimile transmission which gives the sender proof of delivery, on the first business day after such transmission to the respective Party’s address as set forth above or to such other address or fax number of which notice has been given.

15.	CONFLICTS; AMENDMENTS; ASSIGNMENT; ENTIRE AGREEMENT; WAIVERS; AGREEMENT’S EXPENSES

This Agreement and the annexes thereto consist an integral part hereof.  In the event of conflict between this Agreement and any of its annexes hereto, the terms and conditions of this Agreement shall prevail. This Agreement may not be modified except by written instrument signed by a duly authorized representative of each of the Parties. This Agreement or any part thereof may not be assigned by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. This Agreement consists of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto, including the MOU. Any failure by any Party hereto to enforce strict performance by the other Party of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement. Each Party shall pay all of its own fees and expenses (including all legal, accounting and other advisory fees etc.) incurred in connection with the negotiation and execution of this Agreement and the arrangements contemplated hereby (other than the registration rights expenses, which shall be borne as provided in APPENDIX F).

16.	SEVERABILITY OF PROVISION

Each provision of this Agreement is severable and distinct from others.  If any provision is found to any extent to be invalid, illegal or unenforceable by any Court of competent jurisdiction or rule of law, it shall to that extent be deemed not to form part of this Agreement but (except to that extent in the case of that provision) it and all other provisions of this Agreement shall continue in full force and effect and their validity, legality and enforceability shall not be affected or impaired. The invalid, illegal or unenforceable provision shall be replaced by a rule, the economic effects of which are as close as legally possible to the invalid, illegal or unenforceable provision.

17.	GOVERNING LAW

This Agreement shall be deemed to be made in the State of Israel and the construction, validity, performance and expiration and/or termination thereof shall be governed in all respects by Israeli laws and the parties hereto agree to submit to the exclusive jurisdiction of the Israeli Courts.

18.	INDEPENDENT CONTRACTORS

Nothing contained herein shall be deemed or construed as creating a joint venture or a partnership between the Parties. The relationship between the Parties is that of independent contractors. Neither Party, nor its agents or its employees shall be deemed to be the agent or employee of the other Party by virtue of this Agreement, and therefore are not entitled to any employee benefits of the other Party. Neither Party shall have the right to bind the other Party, transact any business in the other Party's name or on its behalf or incur any liability for or on behalf of the other Party.

19.	CONDITION PRECEDENT: APPROVAL

19.1
As required under the Israeli Companies Law, this Agreement is subject to approval of RiT’s Shareholders and the Closing will be subject (among others), to the actual approval by RiT’s shareholders of this Agreement.

19.2	RiT undertakes to submit the terms of this Agreement to the shareholders promptly following the date hereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement one or more counterparts, as of the date first above-mentioned.

RiT TECHNOLOGIES LTD	Quartz (Israel) Commerce & Investments Ltd.
Signature:_____________________	Signature:_____________________
Name & Title:__________________	Name & Title:__________________

APPENDIX A

LIST OF PATENTS

1.	Provisional patent P-75382-USP1 provisional app. 61/568,170 filed 08-Dec-2011

2.	Provisional patent P-75382-USP provisional app. 61/550,612 filed 24-Oct-2011

3.	Patent application in preparation.

APPENDIX B

TRADE SECRETS AND CONFIDENTIAL KNOW HOW

1.	The information in the patents/applications and documents included in APPENDIX A.

2.	The MEMS building technique, described in the Technology design specification (in preparation).

3.	The Optic Channel building technique, described in the Technology design specification (in preparation).

APPENDIX C

LIST OF TRADEMARKS

“IWON” [a nonregistered trademark]

“IWOL” [a nonregistered trademark]

APPENDIX D

EQUIPMENT TRANSFERRED

All Alfa stage equipment related to the Technology and owned by Quartz

APPENDIX E

REGISTRATION RIGHTS

1.
Registration Statement. Following satisfaction of the conditions provided in the main Agreement , RiT shall prepare and file with the SEC one registration statement on Form F-3 or, if Form F-3 is not then available to RiT, on such form of registration statement as is then available (the “Registration Statement”), covering the resale of the Shares. RiT shall be allowed to include in such Registration Statement “Primary Offerings” for its own account, if possible. RiT shall make best efforts to finalize and file the Registration Statement no later than sixty (60) days following Quartz’ demand.

2.	Effectiveness.

2.1
RiT shall use commercially reasonable efforts to have the Registration Statement declared effective as soon as practical after filing. RiT shall notify Quartz by facsimile or e-mail as promptly as practical after the Registration Statement is declared effective and shall simultaneously provide Quartz with copies of any related prospectus to be used in connection with the resale of the Shares covered thereby.

2.2
RiT shall use commercially reasonable efforts to cause such Registration Statement to remain continuously effective for a period that will terminate upon, the earlier of (i) the date on which all the Shares covered by such Registration Statement as amended from time to time, have been sold or (ii) the day on which all unsold portion of the Shares are eligible for resale under Rule 144 promulgated under the Securities Act, within a three month period (the “Effectiveness Period”). Quartz shall promptly notify RiT upon the sale of all of the Shares.

2.3
RiT shall prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the Securities Act and the Securities Exchange Act with respect to the distribution of all of the Shares covered thereby;

2.4
For not more than twenty (20) consecutive days or for a total of not more than forty-five (45) days in any twelve (12) month period, RiT may delay the disclosure of material non-public information concerning RiT, by suspending the use of any prospectus included in any registration containing such information, the disclosure of which at the time is not, in the good faith opinion RiT, in the best interests of RiT (an “Allowed Delay”); provided, that RiT shall promptly (a) notify Quartz in writing of the existence of material non-public information giving rise to an Allowed Delay, (b) advise Quartz in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practical.

3.	Additional Obligations of RiT .

3.1
RiT shall furnish to Quartz upon demand (i) one (1) copy of the Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and each letter written by or on behalf of RiT to the SEC relating to the Registration Statement, and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as Quartz may reasonably request in order to facilitate the disposition of the Shares owned by Quartz; provided, that RiT shall have no obligation to submit to Quartz pursuant to this section any material or correspondence for which confidential treatment is sought pursuant to applicable rules and regulations.

3.2
RiT will immediately notify Quartz, at any time when a prospectus relating to the Shares is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of Quartz, promptly prepare and furnish to Quartz a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of the Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made.

3.3
RiT will otherwise use commercially reasonable efforts to comply with  applicable rules and regulations of the SEC under the Securities Act and the Securities Exchange Act, and take such other actions as may be reasonably necessary to facilitate the registration of the Shares hereunder.

4.	Quartz’ Obligations.

4.1
Quartz shall furnish in writing to the Company such information regarding itself, the Shares held by it and the intended method of disposition of the Shares held by it, as shall be reasonably required to effect the registration of such Shares and shall execute such documents in connection with such registration as the Company may reasonably request.  At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify Quartz of the information the Company requires from it if Quartz elects to have any of the Shares included in the Registration Statement, and Quartz shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement.

4.2
Quartz, by its acceptance of the Shares agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless Quartz has notified the Company in writing of its election to exclude all of its Shares from such Registration Statement.

4.3
Quartz agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.4 herein this Appendix or (ii) the happening of an event pursuant to Section 3.2 herein this Appendix, Qurtz will immediately discontinue disposition of the Shares pursuant to the Registration Statement covering such Securities, until Quartz’s receipt of the copies of the supplemented or amended prospectus filed with the SEC and until any related post-effective amendment is declared effective and, if so directed by the Company, Quartz shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in Quartz’s possession of the prospectus covering the Shares current at the time of receipt of such notice.

5.
Expenses. Quartz shall bear and pay for all expenses associated with the registration, including filing and printing fees, RiT’s outside lawyers and accounting fees and expenses, provided, however that in case a joint F-3 registration statement will be filed (for RiT and Quartz), the Parties shall equally (50% each) bear and pay for all such expenses. All other costs and expenses associated with Quartz’ actual resale of the Shares shall be borne solely by Quartz.